Exhibit I

TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda
NEWS RELEASE

TEEKAY TANKERS LTD.
ANNOUNCES SECOND QUARTER DIVIDEND

Hamilton, Bermuda — August 5, 2008 — Teekay Tankers Ltd. (Teekay Tankers) today announced a cash dividend of $0.90 per share for the quarter ended June 30, 2008. This dividend is payable on August 22, 2008 to all shareholders of record on August 15, 2008.
About Teekay Tankers Ltd.
Teekay Tankers is a Marshall Islands corporation recently formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its conventional oil tanker business. Teekay Tankers currently owns a fleet of nine double-hull Aframax and two double-hull Suezmax tankers, which an affiliate of Teekay Corporation manages through a mix of short- or medium-term fixed-rate time-charter contracts and spot tanker market trading. In addition, Teekay Corporation has agreed to offer to Teekay Tankers, within 18 months following the completion of its initial public offering on December 18, 2007, the opportunity to purchase up to two existing Suezmax tankers. Teekay Tankers intends to distribute on a quarterly basis all of its cash available for distribution, subject to any reserves established by its board of directors.
Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: + 1 (604) 844-6654
For Media enquiries contact:
Alana Duffy
Tel: + 1 (604) 844-6605
www.teekaytankers.com
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